Exhibit (c)(i)

                         CENTURY PROPERTIES FUND XVIII
                            (A Limited Partnership)

                                   NOTE 2 TO
                             FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

2.  TRANSACTIONS WITH THE GENERAL PARTNER AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partner and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partner and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc., ("MMI"), successor to MRS, a company which is not affiliated with the general partners, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement, effective January 1, 1993, no reimbursements were made to the general partners and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. On March 1, 1994, NPI Management commenced providing certain property management services. Related party expenses for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                              1994         1993         1992
                                            --------     --------    --------
Property management fees                    $177,000     $      -    $555,000
Reimbursement of operational expenses:
  Partnership accounting and
    investor services                        173,000            -     167,000
  Professional services                        9,000            -      33,000
                                            --------     --------    --------
Total                                       $364,000     $      -    $755,000
                                            ========     ========    ========
Interest expense                            $  5,000     $109,000    $191,000
                                            ========     ========    ========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partner received (1) a Partnership management incentive equal to an allocation of nine percent of net and taxable income (loss) before gain on property dispositions and (2) a one percent continuing interest of net and taxable income (loss) before gain on property dispositions after the above allocation of the Partnership management incentive. The general partner was also allocated ten percent of gain on property dispositions to the extent of its deficit capital account and cash available for distribution.